UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                              (Amendment No. 3)/1/


                         ROCK BOTTOM RESTAURANTS, INC.
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)



                                  771833 10 0
                                (CUSIP Number)



     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

--------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 6 Pages

ROCK BOTTOM RESTAURANTS, INC.                               SCHEDULE 13G
CUSIP NO.  771833 10 0
------------------------------------------------------------------------------




(1)   Name of Reporting Person; S.S. or I.R.S. Identification No.

      Diane M. Greenlee


(2)   Check the Appropriate Box if a Member     (a)  [ ]
      of a Group (See Instructions)             (b)  [ ]

      N/A


(3)   SEC Use Only



(4)   Citizenship or Place of Organization

      United States



Number of Shares        (5)   Sole Voting Power           0
Beneficially Owned
by Each Reporting       (6)   Shared Voting Power        15,000
Person With
                        (7)   Sole Dispositive Power        0

                        (8)   Shared Dispositive Power        15,000


(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      15,000 shares


(10)  Check Box if the Aggregate Amount in Row (9)    [ ]
      Excludes Certain Shares (See Instructions)




                             Page 2 of 6 Pages

ROCK BOTTOM RESTAURANTS, INC.                               SCHEDULE 13G
CUSIP NO.  771833 10 0
------------------------------------------------------------------------------




(11) Percent of Class Represented by Amount in Row (9)

      .2%


(12)  Type of Reporting Person (See Instructions)

      IN




                             Page 3 of 6 Pages

ROCK BOTTOM RESTAURANTS, INC.                               SCHEDULE 13G
CUSIP NO.  771833 10 0
------------------------------------------------------------------------------



Item 1(a).     Name of Issuer:

      Rock Bottom Restaurants, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

      248 Centennial Parkway, Suite 100
      Louisville, Colorado 80027

Item 2(a).     Name of Person Filing:

      Diane M. Greenlee

Item 2(b).     Address of Principal Business Office:

      2880 Wilderness Place
      Boulder, Colorado 80301

Item 2(c).     Citizenship:

      U.S.A.

Item 2(d).     Title of Class of Securities:

      Common Stock, par value $0.01 per share

Item 2(e).     CUSIP Number:

      771833 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      Not applicable.

Item 4.  Ownership

      Amount Beneficially Owned:  15,000 shares
      Represents 15,000 shares owned by the Greenlee Family Foundation, of which Mr. and Mrs. Greenlee are co-trustees.

      Percent of Class:  .2%


                             Page 4 of 6 Pages

ROCK BOTTOM RESTAURANTS, INC.                               SCHEDULE 13G
CUSIP NO.  771833 10 0
------------------------------------------------------------------------------



      Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:  0

       (ii)   shared power to vote or to direct the vote:  15,000

       (iii)  sole power to dispose or to direct the disposition of:  0

       (iv)   shared power to dispose or to direct the disposition of:  15,000

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.



                             Page 5 of 6 Pages

ROCK BOTTOM RESTAURANTS, INC.                               SCHEDULE 13G
CUSIP NO.  771833 10 0
------------------------------------------------------------------------------



                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 1998

                                         /S/ DIANE M. GREENLEE
                                       ---------------------------------------
                                       Signature

                                       Diane M. Greenlee






                             Page 6 of 6 Pages